Sanofi-aventis Builds New

Manufacturing Base in Hangzhou

Hangzhou, China - April 21, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that the company will relocate its current manufacturing facility from downtown Hangzhou and build a new manufacturing site in Binjiang New Development Zone. This new site represents an investment of 270 million Renminbi (31 million Euro).

The new site is scheduled to be completed by 2012 and have an expanded capacity of 160 million packs. With an area of 44,775 square meters, the new site also allows the potential for further expansion and the creation of an export hub to other Asian countries.

Wang Guoping, Secretary of Hangzhou CPC Committee, and Christopher A. Viehbacher, Chief Executive Officer of sanofi-aventis, presided over the signing ceremony for the project.

Secretary Wang said: “Sanofi-aventis and Hangzhou have a partnership that dates back to 1995. The establishment of sanofi-aventis’ new manufacturing base in Binjiang New Development Zone plays an important role in the further development of a strong pharmaceutical industry in Hangzhou.”

“Much of our history and the success achieved to date in China is attributed to the great support that we have received from the Hangzhou municipal government and other partners in Hangzhou. We are excited to start a new chapter of our renewed commitment to Hangzhou,” said Mr. Viehbacher.

Sanofi-aventis’ current plant produces and repacks the company’s major cardiovascular and anti-cancer products, including Plavix®, Aprovel®/Co-Aprovel®, Taxotere®, and Eloxatin®. With the new manufacturing site to be completed in 2012, sanofi-aventis is poised to meet the growth demand of the Chinese market and improve the standard of care for important therapeutic areas such as hypertension, ACS, stroke and cancer.

The new manufacturing site in Binjiang New Development Zone will be built in strict compliance with the GMP and HSE (Health, Safety and Environment) standards required by China as well as the sanofi-aventis Group.

About Hangzhou Binjiang New Development Zone

Hangzhou Binjiang New Development Zone was established in 1990, and approved by the State Council as National Hi-tech Industry Development Base. It covers a total area of 85.64 square kilometres, and is home to over 60% of the hi-tech companies in Hangzhou City and 25% of the hi-tech companies in Zhejiang Province.

About sanofi-aventis China

Sanofi-aventis is the first foreign pharmaceutical company to open offices in China. Sanofi-aventis is one of the fastest growing healthcare companies in China, with leading products covering vaccines (Vaxigrip®) and major therapeutic areas, such as cardiovascular/thrombosis (Plavix®, Aprovel®/Co-Aprovel®); diabetes (Lantus®), oncology (Taxotere®, Elaxotin®), internal medicine (Essentiale®), and central nervous system (Stilnox®). Sanofi-aventis currently employs more than 3,300 people in 188 cities across China.

Sanofi-aventis has three manufacturing sites in Beijing, Hangzhou and Shenzhen. In 2007, the company invested 94 million USD (700 million RMB) to establish a high-tech manufacturing facility in Shenzhen to produce Vaxigrip® for the prevention of seasonal influenza and to contribute to pandemic readiness in China.

In October 2008, sanofi-aventis announced its R&D expansion in China, which allows rapid growth of clinical programs and aims to encompass all activities, from drug-target identification to late-stage clinical studies in China.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Media contact:

Zhang Xiaolin

+86 1362 182 3530

xiaolin.zhang@sanofi-aventis.com

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